Exhibit 10.1

2005 EXECUTIVE COMPENSATION PLAN

On March 15, 2005, the Board of Directors of Nektar Therapeutics (the “Company”), approved the following guidelines for the 2005 Executive Compensation Plan (the “Plan”).

COMPENSATION PHILOSOPHY

The primary goals of the Plan are to help drive the attainment of key business objectives while enabling the Company to attract, retain and reward capable executives who can contribute to the Company’s continued success. Equity participation and a strong alignment to stockholders’ interests are key elements of the Company’s compensation philosophy. Four key goals form the basis for compensation decisions for all executives:

1.	To attract and retain the most highly qualified management and employee team;

2.	To emphasize sustained performance by aligning rewards with stockholder interests, especially through the use of equity participation programs;

3.	To pay competitively compared to similar drug delivery and biopharmaceutical companies and to provide appropriate reward opportunities for achieving high levels of performance with regards to business objectives and to similar organizations in the marketplace; and

4.	To motivate executives and employees to achieve the Company’s annual and long-term business goals.

To meet these goals, the Organization and Compensation Committee of the Board of Directors (the “Committee”) has adopted a mix of compensation elements, including salary, stock options and incentives (variable compensation program.).

BASE SALARY

The Committee recognizes the importance of maintaining compensation practices and levels of compensation competitive with drug delivery and biopharmaceutical companies in comparable stages of development. Base salary represents the fixed component of the Plan. The philosophy regarding base salaries is conservative, maintaining salaries approximately at the competitive industry median. Base salary levels are established based on an annual review of marketplace competitiveness and on the basis of individual performance. In this context base salaries for executives were increased for fiscal 2005 to a level consistent with the industry median.

BONUSES (VARIABLE COMPENSATION)

Bonus awards are another component of the Plan. Bonuses, if any, are linked to the achievement of specified corporate goals. Corporate performance goals on which 2005 bonuses are based center upon four broad categories:

1.	building product pipeline;

2.	building a long term business;

3.	organizational capabilities and infrastructure; and

4.	financial performance.

For executive officers, the target bonus is set at 20%, 25% or 30% of total target cash compensation (total target cash compensation is the executive’s salary plus the target bonus as set forth by the organization and compensation committee), depending upon position levels. Actual bonuses paid may range from 0% to 150% of the target bonus percentage of total target cash compensation.

STOCK OPTIONS

The option plans offered by the Company have been established to provide all the executive officers with an opportunity to share, along with stockholders, in the Company’s long-term performance. The Committee strongly believes that a goal of the Plan should be to provide key employees who have significant responsibility for driving the Company’s success with an opportunity to increase their ownership and potentially gain financially from stock price increases. The interests of stockholders, executives and employees are thereby closely aligned. Executives and other employees receive stock options at time of hire and are further eligible to receive stock options annually based on performance. All grants must be exercised according to the provisions of the relevant stock option plans. All outstanding options currently expire ten years from the date of grant.

As the base salaries for the executive officers are in the mid-range for comparable companies, the Committee has used stock options as a primary incentive to attract and retain executive officers. Option amounts are based on an employee’s level within the Company’s salary structure and the individual’s performance. After considering the criteria relating to awarding stock options, the Committee determined that all executive officers, including the Chief Executive Officer, would receive option grants in fiscal 2005. The options that have been and may be granted to executive officers in fiscal 2005 vest monthly over five years commencing upon the date of grant.

Section 162(m) of the Code limits deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. The organization and compensation committee has determined that stock awards granted under the Equity Incentive Plan with an exercise price at least equal to the fair market value of the common stock on the date of grant shall be treated as performance-based compensation.

CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIRMAN COMPENSATION

The Committee recommends to the Board of Directors the appropriate compensation for the Chief Executive Officer and Executive Chairman analyzing the same factors and criteria upon which other comparable officers’ compensation is based. The independent members of the Board of Directors ultimately determine the compensation of the Chief Executive Officer and Executive Chairman. Under the Plan, the total compensation mix for senior executives, including the Company’s Chief Executive Officer and Executive Chairman, emphasizes longer-term rewards in the form of stock options.

Target bonuses for the Chief Executive Officer and Chairman are set at 33 1/3% of total target cash compensation (total target cash compensation is the executive’s salary plus the target bonus as set forth by the organization and compensation committee). Actual bonuses paid may range from 0% to 150% of the target bonus percentage of total target cash compensation.